UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 9, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Aeterna Zentaris Inc.

File No. 0-30752 - CF#26624

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Aeterna Zentaris Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 6-K filed on March 31, 2011.

Based on representations by Aeterna Zentaris Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 99.1 through March 31, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig E. Slivka
Special Counsel